Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

April 25, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 130 to the Registration Statement on Form N-1A of Deutsche Market Trust (the “Registrant”) (Reg. Nos. 002-21789 / 811-01236) with respect to Deutsche Real Assets Fund (the “Fund”), a series of the Registrant

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on March 2, 2016 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the Commission on February 12, 2016 and currently has an effective date of April 26, 2016.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please update the Fund’s EDGAR series and class designations with the new Fund name.

Response: Please note that the new Fund name will be updated on EDGAR on the effective date of the Amendment.

2.	Comment: In the expense table in the Fund’s prospectus please consider using a footnote designation for the paragraph that describes the contractual fee waivers.

Response: We note that the fee waiver information is included in a paragraph that follows the expense table (rather than in a footnote to the table) in response to prior comments received from the Staff. We respectfully decline to change the current presentation of this information at this time (though we reserve the right to make the requested change at a future date) and the Fund believes that the current presentation is not misleading or confusing.

3.   Comment: Please explain whether the expense waiver/reimbursement arrangements reflected in the Fund’s prospectus provide for the recoupment of fees beyond the period. If the expense waiver/reimbursement provides for such recoupment, please add appropriate disclosure to the Fund’s prospectus.

      Response: The Fund’s expense waiver/reimbursement arrangements do not provide for the recoupment of fees.

4.	Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% test.

Response: For purposes of determining compliance with the 80% test, the Fund will value its derivatives positions based upon the marked-to-market value of each position.

5.	Comment: Please be more specific in the discussion of the types of securities in which the Fund may invest.

Response: Additional disclosure has been added under “Main investments” regarding the types of securities in which the Fund may invest.

6.	Comment: The Fund’s principal investment strategy indicates that investments will be made in TIPS and other fixed income securities. It is unclear how these are “real assets” – please advise.

Response: Registrant considers TIPS and other securities designed to increase or decrease in value based on inflation to be elements of a real return strategy.

7.	Comment: With respect to the use by the Fund of a Cayman registered subsidiary (the “Subsidiary”), please address the following:

a.	Please disclose that the Fund complies with provisions governing investment policies and capital structure and leverage of the Investment Company Act of 1940, as amended (“ICA”) on an aggregate basis with the Subsidiary.

Response: Additional disclosure regarding the Subsidiary has been added to the “Who Manages and Oversees the Fund” section of the Fund’s prospectus (the “Subsidiary Disclosure”) stating that in managing the assets of the Subsidiary, Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) and the Sub-Advisor apply the investment policies and compliance policies of the Fund generally as if the assets of the Subsidiary were held directly by the Fund. In addition, disclosure under the heading “Subsidiary Companies” in Appendix II-G – Investment Practices and Techniques, and Risks in the Fund’s Statement of Additional Information includes discussion of the Fund’s and the Subsidiary’s compliance with relevant provisions governing investment policies and capital structure and leverage.

b.	Please disclose that each investment advisor to the Subsidiary complies with the provisions of the ICA relating to investment advisory contracts as an investment advisor to the Fund. Please file any investment advisory agreement between the Subsidiary and its advisor as an Exhibit to the Registration Statement.

Response: The Subsidiary Disclosure references, in general terms, the contents of the management agreements with the Subsidiary and that they include material provisions set forth in the ICA relating to investment advisory agreements. The relevant investment advisory and sub-advisory agreements will be filed as Exhibits to the Registration Statement. We note that it has not been the practice of DIMA to have investment management contracts between DIMA and Cayman registered subsidiaries, which are governed by a separate board of directors and are not investment companies registered under the ICA, approved by the Board of the related Deutsche fund. However, the Board has approved the creation of the Subsidiary and has considered various matters related to the creation and operations of the Subsidiary. The Subsidiary itself is overseen by a board of directors consisting of two officers of the Fund.

c.	Please disclose that the Subsidiary complies with the provisions of the ICA relating to affiliated transactions and custody and identify the custodian of the Subsidiary.

Response: The Subsidiary Disclosure states that the Advisor and Sub-Advisor apply the investment policies and compliance policies of the Fund generally as if the assets of the Subsidiary were held directly with the Fund. The Subsidiary Disclosure also identifies the Subsidiary’s custodian.

d.	Please disclose whether the Fund has received a private letter ruling (“PLR”) from the Internal Revenue Service stating that undistributed income from the Subsidiary is qualifying income or, if the Fund has not received a PLR, disclose its basis for determining whether such undistributed income is qualifying income.

Response: The Fund has received a PLR from the Internal Revenue Service stating that income derived from the Fund’s investment in the Subsidiary will constitute qualifying income to the Fund. Disclosure to this effect has been added to the Fund’s prospectus under “Understanding Distributions and Taxes,” and is also in the Fund’s Statement of Additional Information under “Taxes” in Appendix II-H.

e.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response: As disclosed in the Fund’s prospectus under “Main investments,” the Subsidiary is expected to invest mainly in commodity-linked derivative instruments and fixed income instruments, some of which may serve as margin or collateral for the Subsidiary’s derivatives positions. Investments in commodity-linked derivatives and fixed income instruments are part of the Fund’s principal investment strategy and therefore the risks associated with such investments, applicable to both the Subsidiary and the Fund, have been disclosed.

f.	Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

Response: The Subsidiary’s financial statements will be consolidated with the financial statements of the Fund. Disclosure to this effect has also been added to the Prospectus.

g.	Please confirm in correspondence that (1) the Subsidiary’s management fee, including any performance fee, will be included in the “Management fee” line and the Subsidiary’s expenses will be included in the “Other expenses” line in the fee table in the Fund’s prospectus; (2) the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the U.S.; and (3) the Subsidiary and its Board of Directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the ICA and the rules thereunder.

Response: While the Subsidiary will not pay a management fee under its investment management agreement with DIMA, the Subsidiary’s expenses will be included in the “Other expenses” line in the fee table in the Fund’s prospectus. The Subsidiary’s corporate secretary, whose name and address are include in Appendix I-K to the Fund’s Statement of Additional Information, is authorized to accept service of process for the Subsidiary in the U.S. The Subsidiary agrees to be subject to inspection of its books and records which will be maintained in accordance with applicable securities laws and regulations.

8.	Comment: Please disclose any parameters the Fund may have with respect to the maturity, duration and quality of the fixed income investments in which it invests.

Response: With respect to any investments the Fund may make in fixed income securities, the Fund is not constrained by any specific policies on maturity, duration or quality. Appropriate disclosure in this regard has been added to the Fund’s prospectus.

9.	Comment: Please re-write the “Management process” paragraph in plain English.

Response: The “Management process” description has been revised.

10. Comment: Please consider whether the disclosure in the “Derivatives” subsection contained in the summary portion of the Fund’s prospectus under the heading “Principal Investment Strategy” is responsive to the concerns raised in the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure.

      Response: Registrant believes that the Fund’s disclosure regarding the use of derivatives contained in the Fund’s prospectus is appropriate in light of the Fund’s circumstances.

11. Comment: Under “Main Risks” the prospectus includes discussion of foreign investment risk and emerging markets risk. Please include disclosure under the “Principal Investment Strategy” heading regarding the Fund’s intention to invest in foreign and emerging markets securities. If possible, disclose the percentage of Fund assets that may be invested in foreign securities.

Response: Disclosure has been added under “Main investments” regarding the Fund’s anticipated investment in foreign securities, including emerging markets securities.

12. Comment: Disclosure included under “Credit risk” mentions junk bonds. Please disclose in the “Principal Investment Strategy” section that the Fund will use junk bonds.

Response: Registrant does not anticipate that purchase of junk bonds will be part of the Fund’s principal investment strategy. Accordingly, the “Credit risk” disclosure has been modified.

13. Comment: In the “Master limited partnership risk” disclosure, please consider adding disclosure indicating that MLPs tend to be in the energy sector and disclose risks related to investments in the energy sector. In addition, please include discussion of the tax consequences to investors of forgiveness of the MLP’s debt.

Response: The noted risk disclosure has been amended to include a discussion of risks related to investments in the energy sector. Discussion of tax risks arising from investment in MLPs, including the consequences of forgiveness of an MLP’s debt, is included in the Fund’s Statement of Additional Information, Appendix II-H, under the heading “Investments in MLP equity securities.”

14. Comment: In the “Infrastructure-related companies risk” disclosure, please consider including a description of how the Fund defines infrastructure-related companies.

Response: Registrant has included examples of the types of companies considered to be infrastructure-related in the “Main investments” discussion rather than including it in the risk element.

15. Comment: In the “Tax status risk” disclosures, reference is made to underlying funds. Please confirm whether such disclosure is applicable to the Fund.

Response: The noted risk description has been revised to remove references to underlying funds.

16. Comment: In the performance table, please ensure that the relevant broad-based index is listed first among the benchmark indexes for the Fund.

Response: The benchmark indexes included in the performance table have been arranged in the following order: broad-based securities market indexes for Deutsche Real Assets Fund, Blended Index for Deutsche Real Assets Fund, broad-based securities market indexes that were relevant to the Fund when it was called Deutsche Alternative Asset Allocation Fund and the Blended Index relevant to the Deutsche Alternative Asset Allocation Fund.

17. Comment: The Blended Index for the Fund includes specific percentages of each index that will be used to calculate the Blended Index. If these percentage breakdowns reflect the Fund’s intended allocation of investments please consider including the allocations in the “Principal Investment Strategy” discussion.

Response: The percentages used in the Blended Index represent portfolio management’s assessment of the makeup of a diversified institutional real return portfolio. Allocations by the Fund are expected to deviate, at times significantly, from these allocations over time (though portfolio management expects the allocation ranges in the Blended Index will generally correspond to allocations of the Fund’s investments). Because Fund investments are not managed to the Blended Index percentages Registrant does not believe the percentages should be included in the “Principal Investment Strategy” section.

18. Comment: The “Principal Investment Strategy” and “Main Risks” sections in the Fund Details section of the prospectus appear nearly identical to the same sections in the Summary section of the prospectus, though the Summary section is intended to be a summary of what is included under Fund Details.

Response: Registrant believes the current disclosure is responsive to the requirements of the Form.

19. Comment: Please disclose whether the Fund’s 80% investment policy is a fundamental or non-fundamental policy. If it is a non-fundamental policy, please disclose that the Fund will provide at least 60 days’ notice to shareholders of any change to that investment policy.

Response: The Fund’s 80% investment policy is a non-fundamental policy. Disclosure regarding notice to shareholders of any change to the 80% investment policy has been added to the prospectus under “Other Policies and Risks.”

20. Comment: The “For More Information” section of the Fund’s prospectus includes the following sentence: “This prospectus doesn’t tell you about every policy or risk of investing in the fund.” Please confirm that the prospectus describes all principal strategies and risks of investing in the Fund.

Response: Registrant confirms that the prospectus describes all principal strategies and risks of investing in the Fund.

21. Comment: Under “Other Rights We Reserve” in the Fund’s prospectus, the fourth bullet point indicates that the Fund may rescind any purchase or exchange order. Please describe the timeframe for a rescission of a purchase order (e.g., within how many days may a purchase order be rescinded).

Response: The Fund does not have a specified timeframe but reserves the right to rescind or cancel an order in cases of fraud or violations of stated policies regarding such matters as trading limits or market timing, among others.

22. Comment: In the Fund’s Statement of Additional Information, consider whether the Fund’s 80% investment policy should be included in the list of non-fundamental policies.

Response: The Fund’s 80% investment policy is disclosed in the prospectus. Policies in the SAI are in addition to those disclosed in the Fund’s prospectus.

23. Comment: In the Fund’s Statement of Additional Information, please ensure that compensation information for the Fund’s portfolio managers is included.

Response: The relevant compensation information is included in Appendix II-B to the Fund’s Statement of Additional Information. Because RREEF America L.L.C. is an affiliate of DIMA, the discussion in Appendix II-B headed “For funds advised by Deutsche Investment Management Americas Inc. or its Affiliates” is relevant to the Fund’s portfolio managers.

In connection with the above-referenced filing by the Registrant, the Registrant acknowledges that: (1) Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and (3) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

                                                                                             Sincerely yours,

                                                                                             /s/ Laura McCollum

                                                                                 Laura McCollum

                                                                                Vice President & Counsel

cc: John Marten, Vedder Price P.C.